SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL Requests Anac Approval For Corporate Reorganization

São Paulo, July 30, 2008 – GOL Linhas Aéreas Inteligentes S.A. (“GOL”, a listed company enrolled under CNPJ No. 06.164.253/0001 -87, N.I.R.E. 35.300.314.441, Bovespa: GOLL4 and NYSE: GOL), the parent company of Brazilian airlines GOL Transportes Aéreos S.A. (“GTA”) and VRG Linhas Aéreas S.A. (“VRG”), in compliance with Paragraph 4, Article 157, Law no. 6.404/76 and CVM Instruction no. 358/02, announces that it today submitted to the National Civil Aviation Agency (Anac) a request for authorization for a corporate restructuring of its subsidiaries, GTA and VRG (“Reorganization”), to combine them into a single airline company (“Airline Company”).

The acquisition of VRG by GTI S.A., a wholly-owned subsidiary of GOL, was approved by the Brazilian Antitrust Agency (Cade) on June 25, 2008.

The proposed Reorganization, which aims to improve GOL’s operational structure, will provide more efficient air transportation services through the integration of GTA and VRG’s operations as the company explores synergies, broadens and improves service offerings.

The proposed Reorganization will simplify the corporate structure of GOL’s subsidiaries, maximizing administrative efficiencies, optimizing revenues and reducing financial and operational costs, besides greater operational flexibility.

Under the proposed Reorganization, the Airline Company will respect VRG and GTA’s current rights and obligations, maintaining the “GOL” and “VARIG” brands.

The effective consummation of the Reorganization is dependent upon Anac’s approval, under the terms of Article 186 of the Brazilian Aeronautics Code and other preceding conditions. GOL will continue to release information regarding Anac’s decision and all progress with the proposed Reorganization.

CONTACT:	About GOL Linhas Aéreas Inteligentes S.A.

IR	GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4) is the parent company of Brazilian airlines GOL Transportes Aéreos S.A. and VRG Linhas Aéreas S.A. GTA offers over 640 daily flights to 56 destinations connecting the most important cities in Brazil as well as the main destinations in South America. VRG offers over 120 daily flights to 14 destinations in Brazil. GTA and VRG operate a young, modern fleet of Boeing aircraft, the safest and most comfortable aircraft of its class, with low maintenance, fuel and training costs, and high aircraft utilization and efficiency ratios. The Company’s service is recognized as the best value proposition in the market.
Ph.: (5511) 3169-6800
ri@golnaweb.com.br
www.voegol.com.br/ir

Media
Ph.: (5511) 3169-6967
comcorp@golnaweb.com.br

Edelman:
M. Smith and N. Dean
Ph: 1 (212) 704-8196 / 704-4484	This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. . Such forward-looking statements depend, substantially, on external factors, besides those disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.
meaghan.smith@edelman.com
noelle.dean@edelman.com

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Anna Cecília Bettencourt Cochrane
Name: Anna Cecília Bettencourt Cochrane Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.